FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of May 1, 2002 to May 31, 2002

CITYVIEW CORPORATION LIMITED
SEC FILE No. 00028794
63 Burswood Road, Burswood WA 6100

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.........√....Form 40-F..................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........................No.........√....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-...........................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Date June 7, 2002

C. Cooke for
....
(Signature)
By W.M. Baillie, Company Secretary
and Chief Financial Officer

LIST OF ASX DOCUMENTS

FROM May 1, 2002 TO May 31, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

417 Madura and Simenggaris Update
418 Madura and Simenggaris Update
419 Madura and Simenggaris Update
420 Madura and Simenggaris Update
421 Madura and Simenggaris Update
422 Results of Annual General Meeting Held May 31, 2002
423 Annual General Meeting May 31, 2002 Chairman's Speech

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

May 7, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS UPDATE

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1
Medco has reduced loss circulation to a minimum and sufficiently reduced the gas from the lower zone to perform a cement squeeze job on the third zone. Medco is now drilling out the cement and running a casing scrapper after which preparations will be made to run the first Drill Stem Test on the lower zone.

Simenggaris Block: Pidawan-1
Present depth: 5008 feet. The Pidawan-1 well has run and set casing. BOP, choke and kill manifold, flare boom set and tested. The rig has drilled out the cement and the 9 5/8 inch casing shoe. The rig anticipates drilling new formation with the first zone of the secondary objective formation expected to be reached in 5 to 7 days.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

May 14, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS UPDATE

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1
Medco has been unable to run the GR-CCL correlation tool in order to confirm that the perforating guns were at the correct depth for the testing of the lower zone. Medco is now reconditioning the high viscosity mud in order to re-run the tool. The Drill Stem Test will be performed after the GR-CCL tool has been run successfully and it is confirmed that the perforating guns are at the correct depth.

Simenggaris Block: Pidawan-1
Present depth 5580 feet. Mud logs have identified two trace oil shows in the 8½-inch hole section. Drilling continues

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

May 20, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS UPDATE

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1
The lower zone on the Sebaya well was perforated at 0916hrs on Saturday 18 May 2002. The well flowed both gas and condensate. Testing is currently in progress and results will be released by the Operator once the Sebaya well has completed all test zones.

Simenggaris Block: Pidawan-1
The Pidawan well is currently at 6,210ft. The rig is drilling ahead to total depth.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

May 27, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS UPDATE

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1
Medco has completed testing on the first zone and are now preparing to move to the testing of the second zone. The first zone flowed both gas and condensate. At the present time, the results from the first zone are considered to be inconclusive. Medco will report the full results and analysis once all the zones have been tested for the well.

Simenggaris Block: Pidawan-1
Medco advise that the Pidawan well has reached a depth of 6606 feet. The rig is presently drilling through the objective zones to the total depth of 7546 feet.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

May 29, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS UPDATE

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1
Medco advise that the second zone in the Sebaya well has now been perforated and is presently being swabbed for production testing.

Simenggaris Block: Pidawan-1
Medco advise that drilling has reached a depth of 6764 feet. The rig is presently drilling through the objective zones to the total depth of 7546 feet.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

May 31, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

RESULTS OF ANNUAL GENERAL MEETING HELD MAY 31, 2002

All resolutions proposed for the Company's Annual General Meeting held today were passed. Each resolution was passed in the form specified in the Notice of Meeting dated April 5, 2002 without amendment.

In summary the resolutions were:

- Resolution 1: To approve the financial statements and directors' report and independent audit report for the year ended on 31 December 2001.
- Resolution 2: To approve the election of directors.
- Resolution 3: To approve the payment to directors of total aggregate remuneration for directors fees of not more than AUD$50,000 per annum to be divided between the directors as they may determine.

This announcement is for the purpose of complying with rule 3.13.2 of the listing rules of Australian Stock Exchange Limited.

W. Baillie
W M BAILLIE
Company Secretary/General Counsel

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

May 31, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

ANNUAL GENERAL MEETING MAY 31, 2002

CHAIRMAN'S SPEECH

A lot has transpired since I spoke to you at our General Meeting held last December.

In the recent annual report for the year ended 31 December 2001 I emphasised that the board of directors has decided to remain focused on the Company's oil and gas interests.

As reported in April, the two U.K directors resigned and we have three new directors from Singapore. I now take this opportunity to introduce each of them to you:

Eddie Ee is a chartered accountant with great practical experience in Singapore and the U.K. His expertise will be an invaluable addition to CityView and its Audit Committee.

Thinagaran is a seasoned commercial lawyer who is also on CityView's Audit Committee. He acts as CityView's representative at the regular Operating Committee meetings with Medco.

Roland Goh has spent considerable time in Australia and holds a science masters degree from Canberra's Australian National University.

Messrs Goh, Ee and Thinagaran represent Falcon Oil which became CityView's largest shareholder in February when it acquired 13,000,000 shares in the Company. Falcon Oil in its own right has substantial interest in the Madura & Simenggaris Blocks. Falcon Oil's decision to take a substantial shareholding in the Company demonstrates its confidence in the prospectivity of those Blocks.

Mr Mark Smyth has indicated that he will resign as a director of the Company following this meeting and will be replaced by Mr John Abouw a senior finance journalist. Also Mr Goh will resign as Chief Executive although he will remain as a director of the Company. In his place, Mr Saddique will be appointed as Chief Executive and also as a director. Mr Saddique is the president of Central Asia Petroleum and is also a director and shareholder of Falcon Oil. Mr Saddique is very experienced in the oil industry and will be appointed after this meeting.

At the same time I am pleased to announce that Malaysia Mining Corporation Berhad has requested to appoint a director to the board and the board has agreed that after the meeting it will appoint Mr Nazri Ramli who is an experienced senior geologist. The board is pleased that Malaysia Mining, which is one of the Company's major shareholders, is taking a more active interest in the Company in this manner and is particularly pleased that Mr Nazri will be able to bring his skills and experience as a senior geologist to the Company.

CityView has the necessary financial resources from both within the company and the financial support of its major shareholder and has no debt. It has $3 million invested earning 7% interest per annum and $2 million cash reserves.

I would like to talk about our prime asset, our 25% interest in the strategic Madura and Simenggaris blocks in which we have been free carried by the operator Medco. In the past six months two wells have been drilled in Madura – Sebaya and Karasan. The Pidawan well is currently being drilled at Simenggaris. Work on the next three wells, Telaga and Tambuku, will start shortly.

Mr Djoko Kirono, a representative of the operator Medco, is here today and is available to answer any questions after this meeting. As you know Medco is the operator and major shareholder of the Madura and Simenggaris Blocks. Medco is the largest domestic oil producer in Indonesia and its principal shareholders include the National Oil Company of Thailand and Credit Suisse First Boston. The Madura and Simenggaris Blocks are characterised by difficult social and environmental conditions, which has made it difficult for Medco to expedite the drilling process.

As I mentioned earlier, the board is focusing on the Company's oil and gas interests. We have appointed a technical expert consultant who is stationed in Jakarta to actively represent the Company's interests in the Madura and Simenggaris Blocks. Also we intend to appoint a technical expert in Perth. Further the board is considering changing the name of the Company to better reflect its business direction. The Company is continuing to look at opportunities to build up its resource portfolio and Falcon's input will be of great assistance.

Other than CityView's 20% shareholding of Global Network Technologies Pty Ltd and its investment in Sands Solutions, all interests in the technology sector have been disposed of. Negotiations have been concluded with Sands Solutions with CityView being released from any obligation to provide on-going funds. In July next year, CityView can choose to have its money back or convert its loan into equity: this is a win-win situation for CityView. It should be mentioned that the Sands Solutions' product Smart Supplier is progressing well and was endorsed by Microsoft last week.

CityView is a soundly based company with great potential. I believe that the company will be significantly re-rated when investors appreciate the potential of our oil and gas interests. We now have good financial backing and are well positioned to realise our corporate goals.

LIST OF ASIC DOCUMENTS

FROM May 1, 2002 TO May 31, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

NO DOCUMENTS WERE LODGED WITH ASIC FOR THE MONTH OF MAY 2002